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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hormel Foods Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
440452-10-0
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement [  ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    (continued on following page(s))

CUSIP No.      440452-10-0

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
The Hormel Foundation 41-0694716

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
64,062,722

		(6)	Shared Voting Power
None

		(7)	Sole Dispositive Power
64,062,722

		(8)	Shared Dispositive Power
None

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
64,062,722

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
46.23

(12)	Type of Reporting Person (See Instructions)
CO

ITEM 1.

(a)	Name of Issuer
Hormel Foods Corporation

(b)	Address of Issuer's Principal Executive Offices
1 Hormel Place, Austin, Minnesota 55912-3680

ITEM 2.

(a)	Name of Person Filing
The Hormel Foundation

(b)	Address of Principal Business Office or, if none, Residence
301 North Main Street Austin, Minnesota 55912-3498

(c)	Citizenship
Minnesota

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
440452-10-0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b)

    Not applicable

ITEM 4. OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
64,062,722

(b)	Percent of class:

46.23%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
64,062,722

	(ii)	Shared power to vote or to direct the vote

—

	(iii)	Sole power to dispose or to direct the disposition of
64,062,722

	(iv)	Shared power to dispose or to direct the disposition of
—

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    The Hormel Foundation is a charitable foundation incorporated in 1941; amended and restated July 28, 1980. Its assets include common stock of the issuer which it has sole power to vote and the sole power of disposition. Some of such common stock is held in the capacity of trustee of various trusts for which other persons have the right to receive dividends. Each other person having the right to receive dividends on such common stock constituting more than five percent of the outstanding common stock of the Issuer are the following:

George A. Hormel II
Jamie Renee Hormel
Thomas D. Hormel
Rampa Robinson Hormel
James C. Hormel

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

    Not applicable

ITEM 10. CERTIFICATION

    Not applicable

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2001
THE HORMEL FOUNDATION	Date

/s/ D. J. HODAPP
Signature

D. J. HODAPP, Treasurer
Name/Title

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SIGNATURE